Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
		Years Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges
Income before income taxes	$201	410	306	246	176	123
Adjustment to equity earnings for cash distributions received	2	1	—	—	—	—
Fixed charges, excluding capitalized interest	50	53	35	5	—	—
Amortization of capitalized interest	1	2	—	—	—	—
	$254	466	341	251	176	123

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$48	52	34	5	—	—
Capitalized interest	—	5	32	7	—	—
Interest portion of rental expense	2	1	1	—	—	—
	$50	58	67	12	—	—
Ratio of Earnings to Fixed Charges	5.1	8.0	5.1	20.9	N/A	N/A